

March 23, 2012

Via U.S. Mail
Yulia Goldfinger
Principal Executive Officer
Avalanche International, Corp.
5025 Pare, Unit 611
Montreal, QC, Canada H4P1P4

> **Re:** **Avalanche International, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2012**
> **File No. 333-179028**

Dear Ms. Goldfinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 7

1. We note your response to comment 2 in our letter dated March 13, 2012 and the related revision to your disclosure. Please revise your disclosure under "Procedures for Subscribing" on page 21 to disclose that you will deliver stock certificates at the time of each purchase, as you state in your response. In this regard, we note that the disclosure in this section states that you will deliver stock certificates to purchasers "within (30) days of the close of the offering."

Exhibit Index

Exhibit 23.1

2. Please provide an updated auditor's consent in your next amendment. In this regard, we note that the exhibit index states that you have included an auditor's consent with this amendment, but it does not appear to have been filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas E. Stepp, Jr.
        Stepp Law Corporation